Filed pursuant to Rule 424(b)(3)
Registration No. 333-125603
1,712,983 Shares
Merge Technologies Incorporated
Common Stock

     We may issue from time to time up to 1,712,983 shares of our Common Stock in exchange for exchangeable shares of a special purpose subsidiary of ours, Merge Cedara ExchangeCo Limited, which we refer to in this prospectus as “ExchangeCo.” ExchangeCo issued 13,210,168 exchangeable shares to certain Canadian shareholders of Cedara Software Corp., in connection with a merger transaction between Cedara Software Corp. and us that was consummated on June 1, 2005. Through May 1, 2007, 11,497,179 exchangeable shares were exchanged for an equal number of shares of our Common Stock. Holders of exchangeable shares may exchange the exchangeable shares for our Common Stock at any time following effectiveness of the Registration Statement of which this prospectus is a part. Subject to applicable law and the overriding right of Merge Technologies Holdings Co., our wholly-owned Nova Scotia subsidiary, which we refer to in this prospectus as “Merge Holdings,” to purchase the exchangeable shares, ExchangeCo will redeem all of the exchangeable shares on the date established by the board of directors of ExchangeCo, which date shall be no earlier than April 30, 2010. In certain circumstances, ExchangeCo has the right to require a redemption of the exchangeable shares prior to April 30, 2010. The exchangeable shares trade on the Toronto Stock Exchange under the symbol “MRG.” See the section of this prospectus captioned “Description of Capital Stock — Exchangeable Shares” for a description of the circumstances under which the exchangeable shares may be redeemed.
     Our Common Stock trades on the NASDAQ Global Market under the symbol “MRGE.” On May 24, 2007, the per share closing price of our Common Stock on such market was $7.06 per share.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 5.
The date of this prospectus is June 5, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only on the date of this prospectus regardless of the time of delivery of this prospectus or of any sale or issuance of our Common Stock.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus, including the statements incorporated by reference, carefully before making an investment decision.
MERGE TECHNOLOGIES INCORPORATED
Our Business
     Merge Technologies Incorporated, a Wisconsin corporation doing business as Merge Healthcare, and its subsidiaries or affiliates (collectively, “Merge Healthcare,” “we,” “us,” or “our”), develops medical imaging and information management software and delivers related services. Late in 2006 we reorganized our business to better reflect emerging market needs. We established three distinct business units: Merge Healthcare North America, which primarily sells directly to the end-user healthcare market comprised of hospitals, imaging centers and specialty clinics located in the U.S. and Canada and also distributes certain products through the Internet via our website; Cedara Software, which primarily sells to Original Equipment Manufacturers (“OEMs”) and Value Added Resellers (“VARs”), comprised of companies that develop, manufacture or resell medical imaging software or devices; and Merge Healthcare EMEA, which sells to the end-user healthcare market in Europe, the Middle East and Africa.
     We develop clinical and medical imaging software applications and development tools that are on the forefront of medicine. We also develop medical imaging software solutions that support end-to-end business and clinical workflow for radiology department and specialty practices, imaging centers and hospitals. Our software technologies accelerate market delivery for our global OEM customers, while our end-user solutions improve our customers’ productivity and enhance the quality of the patient experience. Our diagnostic imaging workflow applications are commonly categorized as Picture Archiving and Communication Systems (“PACS”), Radiology Information Systems (“RIS”) and clinical applications, which include, but are not limited to, software products that support medical imaging in many specialized areas such as orthopedics, cardiology, mammography and oncology. We believe the combination of RIS/PACS/clinical applications and Healthcare Information Management improves diagnostic imaging workflow. It also provides value by making images and other information available throughout the enterprise.
Corporate Information
     We were founded in 1987 and built a reputation as a company that enabled the transformation of legacy radiology (film-based) images into modern (filmless) digitized images for distribution and diagnostic interpretation. We acquired eFilm Medical Inc. (eFilm) in June 2002 and began doing business under the name of Merge eFilm in order to leverage eFilm’s international name recognition for diagnostic medical image workstation software. In July 2003, we acquired RIS Logic, Inc. (RIS Logic), a radiology information systems (RIS) company that designed software to manage business and clinical workflow for imaging centers to streamline operations and accelerate productivity. We acquired AccuImage Diagnostics Corp. (AccuImage) in January 2005. AccuImage was founded from radiology academic research, and created products that used advanced visualization technologies for clinical specialty medical imaging. In June 2005, we acquired Cedara Software Corp., which was established in 1982 and creates medical imaging software for OEM and VAR customers worldwide.
     Our principal executive offices are located at 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214-5650, and our telephone number there is (414) 977-4000. Our web site is located at www.merge.com. The information on our web site is not a part of this prospectus.

THE OFFERING

Common stock offering by us	1,712,983 shares subject to adjustment for stock splits, stock dividends or similar transactions.

Purpose of the offering	This offering is related to a merger transaction that we consummated with Cedara Software Corp. on June 1, 2005, and pursuant to which Merge Cedara ExchangeCo Limited, our indirect wholly owned subsidiary (“ExchangeCo”), issued the exchangeable shares to certain Canadian shareholders of Cedara Software Corp. The holders of exchangeable shares may exchange such shares for shares of our Common Stock at any time following effectiveness of the Registration Statement of which this prospectus is a part. See the section of this prospectus captioned “Description of Capital Stock” for a description and terms of the exchangeable shares.

Common stock outstanding before the offering	32,204,035 shares as of May 22, 2007.

Use of proceeds	The Common Stock offered in this prospectus will be issued in exchange for the exchangeable shares and accordingly, we will receive no cash proceeds from this offering.

Dividends	We have not paid any cash dividends on our Common Stock since our formation. We currently do not intend to declare or pay any cash dividends on our Common Stock in the foreseeable future.

No board recommendation	Our Board of Directors makes no recommendation to the holders of exchangeable shares regarding the exchange of such shares for the shares of our Common Stock offered in this offering. We refer you to the section of this prospectus captioned “Risk Factors.”

NASDAQ Global Market Symbol	MRGE

Risk Factors	You should carefully read and consider the information set forth under the section of this prospectus captioned “Risk Factors” and all other information included or incorporated by reference in this prospectus before investing in our Common Stock.

RISK FACTORS
     You should carefully consider the risks, uncertainties and other factors described below, along with all of the other information included or incorporated by reference in this prospectus, including our financial statements and the related notes. Any of the following risks could materially and adversely affect our business, financial condition, operating results, cash flows and prospects and could negatively impact the value of your investment.
     We have identified material weaknesses in our disclosure controls and procedures and our internal control over financial reporting, which, if not remedied effectively, could have an adverse effect on the trading price of our Common Stock and otherwise seriously harm our business— As discussed in Item 9A, “Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Item 4, “Controls and Procedures” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated by reference herein, our management has concluded that our disclosure controls and procedures were not effective and our internal control over financial reporting had material weaknesses as of December 31, 2006 and as of March 31, 2007, respectively. Although we have taken actions to remediate the material weaknesses, our inability to remedy all such material weaknesses promptly and effectively could have a material adverse effect on the accuracy and completeness of our financial statements, as well as impair our ability to meet our quarterly and annual reporting requirements in a timely manner and could also have a material adverse effect on our business relationships and our reputation. Moreover, our remediation efforts have required, and may continue to require, the commitment of significant financial and managerial resources. Prior to the remediation of these material weaknesses, there remains the risk that the controls on which we currently rely will fail to be sufficiently effective, which could result in a material misstatement of our financial position or results of operations, delays in timely filing of our financial statements and require restatement of our financial statements. If we are unable, or are perceived as unable, to produce reliable financial reports due to disclosure control or internal control deficiencies, investors could lose confidence in our reported financial information and our operating results and the market price of our Common Stock could be adversely affected. In addition, even if we are successful in strengthening our controls and procedures, such controls and procedures may not be adequate to prevent or identify misstatements or to provide reasonable assurance that our financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and fairly present our operating results and financial condition.
     The actual costs and savings associated with our reorganization and rightsizing initiatives may differ materially from amounts we estimate— In November 2006, we commenced various reorganization and rightsizing initiatives intended to streamline our operations, reduce costs and bring our staffing and structure in line with our revenue base. These initiatives included consolidating many aspects of our operations, including centralizing the leadership of our worldwide software development activities under one person, hiring a Senior Vice President of worldwide product management, closing offices in San Francisco, California and Tokyo, Japan, downsizing our operations in Burlington, Massachusetts, Cleveland, Ohio and Mississauga, Ontario and shifting to a blended onshore-offshore delivery model by establishing a global software engineering and customer support center in Pune, India.
     We cannot provide assurance that we will be able to successfully implement these restructuring and rightsizing initiatives or the transition to a blended onshore-offshore global delivery model, or that such actions will produce the anticipated cost savings. Even if we are successful in our cost reduction initiatives, we may face other risks associated with these plans, including delayed product releases or decreased customer satisfaction, which in turn could lead to decreased revenues and profitability.
     We intend to rapidly grow our India operations, which are subject to regulatory, economic and political uncertainties— We intend to continue to develop and expand our offshore operations in India through outsourcing partnerships and increasing numbers of our own personnel. While wage costs are lower in India than in the United States and other developed countries for comparably skilled professionals, wages in India are increasing at a faster rate than in the United States, which could result in our incurring increased costs for technical professionals and reduced operating margins. In addition, there is intense competition in India for skilled technical professionals and we expect that competition to increase. With the exception of a few employees, we have limited experience in building and operating offshore development and support operations. We may therefore have difficulty managing our employees and our service vendor’s employees in our Indian operations and maintaining uniform standards for our product engineering and customer service as well as other policies and procedures across our locations. Our inability to properly manage and integrate our Indian operation into the rest of the company could materially affect our financial results.
     India has also experienced civil unrest and terrorism and has been involved in conflicts with neighboring countries. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries has been high in light of tensions related to recent terrorist incidents in India and the unsettled nature of the regional geopolitical environment, including events in and related to Afghanistan and Iraq. If India were to become engaged in armed hostilities, particularly if these hostilities were protracted or involved the threat or use of weapons of mass destruction, our operations could be materially adversely affected. In addition, U.S. companies may decline to contract with us for services in light of international terrorist incidents or armed hostilities, even where India is not involved, because of more generalized concerns about relying on a service provider utilizing international resources.
     In the past, the Indian economy has experienced many of the problems confronting the economies of developing countries, including high inflation, erratic gross domestic product growth and shortages of foreign exchange. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have a material adverse effect on private sector entities, including us.
     Anti-outsourcing legislation, if adopted, could adversely affect our business, financial condition and results of operations and impair our ability to service our customers and develop products— The issue of outsourcing of services abroad by U.S. companies is a topic of political discussion in the United States. Measures aimed at limiting or restricting outsourcing by U.S. companies are under discussion in Congress and in numerous state legislatures. While no substantive anti-outsourcing legislation has been introduced to date, given the ongoing debate over this issue, the introduction of such legislation is possible. If new measures are introduced that impact the private sector, such as tax disincentives or intellectual property transfer restrictions, our financial condition and results of operations could be adversely affected and our ability to service our customers could be impaired.
     Our recent headcount reductions have placed additional strain on our resources, may impair our operations and may adversely impact our ability to attract and retain qualified technical, managerial and sales personnel— In connection with our efforts to streamline our operations, reduce costs and bring our staffing and cost structure in line with our revenue base, we restructured our organization and reduced our workforce by approximately 150 employees (including consultants and temporary workforce), or approximately 28% of our workforce, in the fourth quarter of 2006. Offsetting this reduction, we have moved approximately 100 of these positions to our offshore software engineering and customer support center in Pune, India and intend to increase this number to 200 or more positions during 2007. Further reductions and possible offshore increases could occur if we are unable to grow our revenues. There have been and may continue to be substantial severance and other employee-related costs associated with the workforce reduction and our restructuring plan may yield unanticipated consequences, such as attrition beyond the planned reduction. In addition, many of the employees who were terminated possessed specific knowledge or expertise, and we may be unable to transfer that knowledge or expertise to others in our Indian or domestic operations. In that case, the absence of such employees creates significant operational difficulties. Further, the reduction in workforce may reduce employee morale, may create concern among potential and existing employees about job security, which may lead to difficulty in hiring and increased turnover in our current workforce and place undue strain upon our operational resources. As a result, our ability to respond to unexpected challenges may be impaired, and we may be unable to take advantage of new opportunities.
     Changes in the healthcare industry, including the changes to reimbursement schedules under the Deficit Reduction Act of 2005, or the DRA, could negatively impact our business— The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform the U.S. healthcare system and to change healthcare financing and reimbursement systems. In 2005, Congress legislated an increase (fee schedule update) of approximately 1.5% in the overall federal reimbursement rates for physician and outpatient services, including diagnostic imaging services. On February 8, 2006, the President signed the DRA into law. Effective for services provided on or after January 1, 2007, the DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital-based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule.

     The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (“CMS”). Effective January 1, 2007, CMS is paying 100% of the technical component of the higher-priced imaging procedure and 75% for the technical component of each additional procedure for imaging procedures within a family of codes involving contiguous body parts when the multiple procedures are performed in the same session.
     A significant portion of our net sales are derived directly or indirectly from sales to end-users, including hospitals, diagnostic imaging centers and specialty clinics, many of which generate some or all of their revenues from government sponsored healthcare programs (principally, Medicare and Medicaid). We believe that the implementation of the reimbursement reductions contained in the DRA will adversely impact our end-user customers’ revenues per examination, which may cause some of them to respond by reducing their investments or postponing investment decisions, including investments in our software solutions and services.
     Our operating results may be impacted by actions related to the implementation of a new information technology (or accounting) system— We are in the process of implementing certain financial modules of an enterprise resource planning system. Our implementation process will include the migration of data and users from multiple legacy systems to a common platform. If we were to suffer any significant problems related to this system implementation, our ability to fulfill and ship end-user customer orders might be hindered or stopped and our ability to access and report financial information in a timely manner might be impaired. Because of the complexity of this initiative, we are subject to the risks that (1) we may be unable to complete the implementation in accordance with our timeline and incur additional costs, (2) the implementation could result in operating inefficiencies which could impact operating results, and (3) the implementation could impact our ability to perform necessary business transactions. All of these risks could adversely impact our results of operations, financial condition and cash flows.
     Litigation or regulatory actions could adversely affect our financial condition— We and certain of our former officers are defendants in several lawsuits relating to our accounting and financial disclosure. These lawsuits and other legal matters in which we have become involved are described in Part I, Item 3, “Legal Proceedings” of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Part II, Item 1, “Legal Proceedings” of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference herein. These lawsuits present material and significant risks to us. We are unable at this time to predict the outcome of these actions or reasonably estimate a range of damages in the event plaintiffs in these or other potential matters relating to the same events prevail under one or more of their claims.
     The Midwest Office of the SEC has notified us that we are the subject of an informal, non-public inquiry. We are cooperating with the SEC in response to its request for information. The inquiry generally concerns our financial statement restatements and the anonymous letters we have received regarding our accounting and financial disclosure. We cannot predict whether the SEC will expand the scope of its inquiry or obtain a formal order of investigation. These lawsuits and regulatory matters are having, and will continue to have, a disruptive effect upon the operations of the business, including the diversion of significant time and attention of our senior management, which adversely affected our results of operations for 2006 and may continue to adversely affect our results of operations in 2007. In addition, we have incurred and are likely to continue to incur substantial expenses in connection with such matters, including substantial fees for attorneys and other professional advisors, as well as amounts paid to settle certain actions.
     Our ability to obtain directors’ and officers’ liability insurance in the future and to maintain coverage under existing policies may be adversely affected by the lawsuits and regulatory actions against us and certain of our executive officers— The Company has purchased directors’ and officers’ liability insurance that may provide coverage for some or all of the matters described immediately above. However, the facts alleged in the lawsuits and the regulatory actions described above may make directors’ and officers’ liability insurance extremely expensive or unavailable for us now or in the future and may also jeopardize existing coverage. Certain of the D&O insurers have indicated they may seek to rescind the existing policies. If such insurance policies were rescinded, our results of operations and liquidity may be significantly impaired. Further, the insurers may take the position that some or all of the claims will not be covered by such policies. Moreover, even if there is full coverage, there is a chance that our ultimate liability will exceed the available insurance limits. Future D&O insurance coverage may entail increased premiums which could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and expose us to potentially self-funding any potential future liabilities ordinarily mitigated by directors’ and officers’ liability insurance.
     The turnover in our management team could negatively impact our business and the trading price of our Common Stock— As previously disclosed, in 2006 we lost the services of most of our senior executive officers, including our Chief Executive Officer, our founder and interim Chief Executive Officer, our Chief Financial Officer, our Senior Vice President, Strategic Business Development and two of our business unit presidents. In addition, several other members of our senior management team have assumed new roles in our organization. With the departures, we lost persons with a significant amount of experience and knowledge about our business, and industry, and who maintained strong relationships with our customers, suppliers and employees. Further, we believe that our management turnover and the uncertainty it has generated has adversely affected our relationships with customers and employees and impaired our reputation in the marketplace. Kenneth D. Rardin, our President and Chief Executive Officer, and Steven R. Norton, our Executive Vice President and Chief Financial Officer, have only been with us for a short time (since September 2006 and January 2007, respectively) and each of them continues to learn our business. The new members of our management team, and the persons now serving in new positions, may need to devote a significant amount of time to learning about aspects of our business and our markets, which could limit their effectiveness in managing our business for a period of time. If our management team cannot effectively manage and operate our business, our net sales and profitability and the trading price of our Common Stock may be adversely affected.
     Our performance and future success depends on our ability to attract, integrate and retain qualified technical, managerial and sales personnel— We are dependent, in part, upon the services of our senior executives, some of whom are new hires or have recently assumed new roles, and other key business and technical personnel. We do not currently maintain key-man life insurance on our senior executives. The loss of the services of any of our senior executives or key employees could have a material adverse effect on our business. Our commercial success will depend upon, among other things, the successful recruiting and retention of highly skilled technical, managerial and sales personnel with experience in business activities such as ours. Competition for the type of highly skilled individuals sought by us is intense. We may not be able to retain existing key employees or be able to find, attract and retain skilled personnel on acceptable terms.
     Relationships with our customers, potential customers and suppliers have been adversely affected, and our competitors’ competitive position improved, by our restatement of our financial results, related litigation and regulatory proceedings and management turnover— Due to our restatement of our financial statements, related litigation and regulatory proceedings, uncertainty regarding changes in our senior management team, and the former threat of a potential NASDAQ delisting, our customers and potential customers, new or existing suppliers or others have had concerns that we have become unreliable in operating our business. As a result, we have experienced, and may continue to experience, a decrease in the number of new customers or reluctance on the part of existing customers to renew their contracts with us. In addition, we have experienced and may continue to experience, a loss of other important business relationships. As a result, our business has been materially harmed and our competitors’ competitive positions relative to us have been improved.
     Our quarterly net sales may vary significantly— Our quarterly operating results have varied in the past and may continue to vary in future periods. Quarterly operating results may vary for a number of reasons, including, but not limited to, demand for our software solutions and services, our sales cycle, economic cycles, the level of reimbursements to our end-user customers from government sponsored healthcare programs (principally, Medicare and Medicaid), accounting policy changes mandated by regulating entities, and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our RIS, PACS or RIS/PACS solutions, a large percentage of our revenues are generated by sale and installation of systems sold directly to healthcare institutions. These sales may be subject to delays due to customers’ internal budgets and procedures for approving capital expenditures and by competing needs for other capital expenditures, the deployment of new technologies and personnel resources. Delays in the expected sale or installation of these contracts may have a significant impact on our anticipated quarterly revenues and consequently, our earnings, since a significant percentage of our expenses are relatively fixed. Additionally, we sometimes depend, in part, upon large contracts with a small number of OEMs to meet our sales goals in any particular quarter. For example, one customer accounted for approximately 37% of our total net sales for the three months ended September 30, 2005, and during the three months ended December 31, 2005, another single customer accounted for approximately 27% of our total net sales. Delays in the expected sale or installation of solutions under these large contracts may have a significant impact on our quarterly net sales and consequently our earnings, particularly because a significant percentage of our expenses are fixed.
     The length of our sales and implementation cycles may adversely affect our future operating results— We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify medical imaging management software, or modify or add business processes, are major decisions for our end-user target market. Furthermore, our software generally requires significant capital expenditures by our customers, especially OEMs. The sales cycle for our software ranges from six to 18 months or more from initial contact to contract execution. Our end-user implementation cycle has generally ranged from three to nine months from contract execution to completion of implementation. During the sales and implementation cycles, we will expend substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software. We may not realize any revenues to offset these expenditures. Additionally, any decision by our customers to delay or cancel purchases or the implementation of our software may adversely affect our net sales.
     We face aggressive competition in many areas of our business, and our business will be harmed if we fail to compete effectively— The market for medical imaging solutions is highly competitive and subject to rapid technological change. We may be unable to maintain our competitive position against our current and potential competitors. Many of our current and potential competitors have greater financial, technical, product development, marketing and other resources than we have, and we may not be able to compete effectively with them. In addition, new competitors may emerge and our system and software solution offerings may be threatened by new technologies or market trends that reduce the value of our solutions. Further, our recent challenges may have weakened our competitive position.
     The development and acquisition of additional products and technologies, and the improvement of our existing products requires significant investments in research and development. For example, our current product candidates are in various stages of development, and may require significant further research, development, pre-clinical or clinical testing, regulatory approval and commercialization. If we fail to successfully sell new products and update our existing products, our operating results may decline as our existing products reach the end of their commercial life cycles.
     Our proprietary technology may be subjected to infringement claims or may be infringed upon which could result in additional costs or lost sales— Our success depends, in part, on our ability, and the ability of our licensors, to obtain, assert and defend patent rights, protect trade secrets and operate without infringing the proprietary rights of others. We currently own or have rights to a number of U.S. patents and have a number of outstanding patent applications. We may not, however, be able to obtain additional licenses to patents of others or be able to develop additional patentable technology of our own. Any patents issued to us may not provide us with competitive advantages, or the patents or proprietary rights of others may have an adverse effect on our ability to do business. Others may independently develop similar products or design around such patents or proprietary rights owned by or licensed to us. Any patent obtained or licensed by us may not be held to be valid and enforceable if challenged by another party. We also have operations in China and India, whose laws do not protect intellectual property rights to the same extent as those in the United States. Accordingly, our efforts to protect our intellectual property in such countries may be inadequate.
     Although we endeavor to protect our patent rights from infringement, we may not be aware, or become aware, of patents issued to our competitors or others that conflict with our own. Such conflicts could result in a rejection of important patent applications or the invalidation of important patents, which could have a materially adverse effect on our competitive position. In the event of such conflicts, or in the event we believe that competitive products infringe patents to which we hold rights or others believe that our products infringe patents to which they hold rights, we may pursue patent infringement litigation or interference proceedings against, or may be required to defend against such litigation or proceedings involving holders of such conflicting patents or competing products. Such litigation or proceedings may have a materially adverse effect on our competitive position, and there can be no assurance that we will be successful in any such litigation or proceeding. Litigation and other proceedings relating to patent matters, whether initiated by us or a third party, can be expensive and time consuming, regardless of whether the outcome is favorable to us, and can result in the diversion of substantial financial, managerial and other resources. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related development or commercialization activities. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and such claims are ultimately determined to be valid, we may be required to obtain licenses under patents or other proprietary rights of others. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.
     We also rely on proprietary know how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information, to protect the processes, concepts, ideas and documentation associated with our solutions. Such methods may not afford sufficient protection to us, and we may not be able to adequately protect our trade secrets or ensure that other companies would not acquire information that we consider proprietary.
     We depend on licenses from third parties for rights to some technology we use, and if we are unable to continue these relationships and maintain our rights to this technology, our business could suffer— For some of the technology used in our software, we depend upon licenses from a number of third party vendors. These licenses are provided to us under contracts that typically expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the contract and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these contracts on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce software shipments until we obtain equivalent technology, which could hurt our business. Most of our third party licenses are nonexclusive. Our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to the Microsoft Windows/Intel platform on which most of our products operate, we may not be able to modify or adapt our own software.
     We are subject to government regulation, changes to which could negatively impact our business— We are subject to regulation in the U.S. by the United States Food and Drug Administration (FDA), including periodic FDA inspections, in Canada under Health Canada’s Medical Devices Regulations, and in other countries by corresponding regulatory authorities. We may be required to undertake additional actions in the U.S. to comply with the Federal Food, Drug and Cosmetic Act (the “Act”), regulations promulgated under such act, and any other applicable regulatory requirements. For example, the FDA has increased its focus on regulating computer software intended for the use in a healthcare setting. If our software solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to more extensive requirements governing pre- and post-marketing activities. Complying with these regulations could be time consuming and expensive, and may include:
•	requiring us to receive FDA clearance of a pre-market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the software;

•	requiring us to comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

•	requiring us to comply with the Act regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified malfunctions and adverse device events.
     Similar obligations may exist in other countries in which we do business, including Canada. Any failure by us to comply with the Act and any other applicable regulatory requirements, both domestic and foreign, could subject us to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or partial suspension of production, operating restrictions or limitations on marketing, refusal of the government to grant new clearances or approvals, withdrawal of marketing clearances or approvals and civil and criminal penalties.
     Changes in federal and state regulations relating to patient data could depress the demand for our software and impose significant software redesign costs on us— Federal regulations under the Health Insurance

Portability and Accountability Act of 1996 (“HIPAA”) impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA compliant and non-compliant formats and health plans. Collectively, these groups are known as covered entities. The HIPAA regulations proscribe transaction formats and code sets for electronic health transactions; protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. Though we are not a covered entity, most of our customers are and require that our software and services adhere to HIPAA regulations. Any failure or perception of failure of our software or services to meet HIPAA regulations could adversely affect demand for our software and services and force us to potentially expend significant capital, research and development and other resources to modify our software or services to address the privacy and security requirements of our clients. States and foreign jurisdictions in which our clients or we operate have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy regulations. This may lead to different restrictions for handling individually identifiable health information. As a result, our customers may demand IT solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase our development costs. In the future, federal, state or foreign governmental authorities may impose new data security regulations or additional restrictions on the collection, use, transmission and other disclosures of health information. We cannot predict the potential impact that these future rules may have on our business; however, the demand for our software and services may decrease if we are not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing our clients.
     The complexity presented by international operations could negatively affect our business— Net sales from customers outside of the U.S., which we classify as international net sales, account for a material portion of our revenues. Net sales from our international customers accounted for approximately 18% of our total net sales for the year ended December 31, 2006, 40% of our total net sales for the year ended December 31, 2005, and 32% of total net sales for the year ended December 31, 2004. While we plan to continue expanding our presence in international markets, our international operations may not produce sufficient international sales and our overseas development efforts may not generate saleable products. Our international operations also present a number of other risks, including the following:
•	the need to conform with local business and market norms;

•	difficulties managing and integrating new international facilities;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	potentially unfavorable economic conditions outside of the U.S.;

•	changes in local currencies may impact the attractiveness of our product competitiveness as we invoice most of our net sales in U.S. Dollars;

•	certification requirements;

•	lack of, or limited protection of intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	wage pressures, particularly in India, where wages are generally rising at a faster rate than in the United States;

•	political instability;

•	trade protection measures and other regulatory requirements;

•	service provider and government spending patterns;

•	potential adverse impact on the demand for products and services of U.S.-based businesses due to perceptions regarding U.S. foreign policy;

•	natural disasters, war or terrorist acts;

•	ineffective strategic relationships with international partners; and

•	political conditions which may threaten the safety of our employees or the employees of our customers or our continued presence in foreign countries, particularly civil unrest and hostilities among neighboring countries in South Asia, including India and Pakistan.
     Furthermore, our entry into additional international markets requires significant management attention and financial resources, which could lessen our ability to manage our existing business effectively.
     We provide our customers with certain warranties which could result in higher costs than we anticipate— Software products as complex as those offered by us and used in a wide range of clinical and health information systems settings are likely to contain a number of errors or “bugs,” especially early in their product life cycle. Our products include clinical information systems used in patient care settings where a low tolerance for bugs exists. Testing of products is difficult due to the wide range of environments in which systems are installed. The discovery of defects or errors in our software products may cause delays in product delivery, poor client references, payment disputes, contract cancellations, or additional expenses and payments to rectify problems. Any of those factors may result in delayed acceptance of, or the return of, our software products.
     We may be unable to successfully integrate acquisitions, which could negatively impact our results— We have experienced significant challenges integrating our recent acquisitions. In particular, we have struggled to realize synergistic benefits, primarily within our product sales and service groups, following our June 1, 2005, business combination with Cedara Software Corp. We may continue to acquire or make investments in complementary businesses, products or technologies. The process of integrating any acquired business, product or technology into our business and operations may result in unforeseen operating difficulties and expenditures. Any acquisition may involve a number of risks, including:
•	an increase in our expenses and working capital requirements in connection with the integration of the personnel, operations, technologies or products of the acquired companies;

•	other financial risks, such as potential liabilities associated with the businesses that we acquire;

•	diversion of capital and management’s attention from our core business;

•	adverse effects on business relationships with our existing customers and suppliers and those of the acquired company;

•	an increased risk that we become the subject of litigation regarding intellectual property or other matters;

•	difficulty in successfully implementing acquired operations, IT systems, customers, supplier and partner relationships, products and business with our operations;

•	acquired assets becoming impaired as a result of technical advancements or worse than expected performance by the acquired company;

•	entering markets in which we have no, or limited, prior experience; and

•	potential loss of our key employees and those of the acquired company.

In addition, in connection with any business combinations, acquisitions or investments we could:

•	issue stock that would dilute existing shareholders’ percentage of ownership;

•	incur debt and assume liabilities, perhaps on terms that prove unfavorable to us or our security holders;

•	incur significant expenditures related to office closures of the acquired companies, including costs relating to termination of employees and leasehold improvement charges relating to vacating the acquired companies’ or our premises; or

•	use cash that would otherwise be available to fund operations or to use for other purposes.
     Product liability suits against us could result in expensive and time consuming litigation, payment of substantial damages and an increase in our insurance rates— Many of our software solutions provide data for use by healthcare providers in clinical decision making and creating patient treatment plans. If our software fails to provide accurate and timely information, or if our content or any other element of our software is associated with faulty clinical decisions or treatment, we could be exposed to claims of liability by customers, clinicians or patients against us relating to the use of our software solutions. The assertion of such claims, whether or not valid, and ensuing litigation, regardless of its outcome, could result in substantial cost to us, divert management’s attention from our operations and decrease market acceptance of our software. The allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable, may not be binding upon patients, or may not otherwise protect us from liability for damages. Although we maintain product liability insurance coverage, our coverage may not cover a particular claim that may be brought in the future, may prove to be inadequate or may not be available in the future on acceptable terms, if at all. A successful claim brought against us, which is uninsured or underinsured, could materially harm our business, results of operations or financial condition.
     We may not be able to generate sufficient cash from our operations to meet our future operating, financing and capital requirements— At March 31, 2007, our cash and cash equivalents were approximately $37.2 million. Our uses of cash in the future will depend on a variety of factors, such as our results of operations, the amounts we are required to devote to defend and address our outstanding legal and regulatory proceedings (see Part I, Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for the year ended December 31, 2006 and Part II, Item 1, “Legal Proceedings,” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31. 2007, which are incorporated by reference herein) and our capital expenditure plans. If we are unable to generate sufficient cash from our operations to meet our short-term or long-term liquidity needs, we may need to raise additional capital. To raise such additional capital, we may sell equity or raise debt from third-party sources. The sale of additional equity or convertible debt securities could result in dilution to current shareholders. In addition, debt financing, if available, could involve restrictive covenants, which could adversely affect operations. Furthermore, these financing alternatives may not be available in amounts or on terms acceptable to us or our security holders.
     We maintain substantial deposits of cash and cash equivalents at a limited number of financial institutions in excess of amounts covered by insurance. If one or more of these financial institutions fail, our financial condition may be adversely affected— Substantially all of our cash and cash equivalents are held at a few financial institutions located in the U.S., Canada and the Netherlands. Deposits held with these banks exceed the amount of insurance, if any, provided on such deposits and, with respect to one such banking institution, we are the largest depositor. If one or more of these financial institutions were to fail and we were unable to timely recover the cash and cash equivalents deposited at such institution, it could adversely affect our financial condition.
     Healthcare industry consolidation could impose pressure on our software prices, reduce our potential client base and reduce demand for our software— Many hospitals and imaging centers have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to erosion of the prices for our software. In addition, when hospitals and imaging centers combine, they often consolidate infrastructure, and acquisition of our customers could erode our revenue base.
     The trading price of our Common Stock has been volatile and may fluctuate substantially in the future— The price of our Common Stock has been, and is likely to continue to be, volatile. For example, the closing price of our Common Stock from January 1, 2006 through May 23, 2007 was as high as $27.36 and as low as $3.70. The trading price of our Common Stock may continue to fluctuate widely as a result of a number of factors, some of which are not in our control, including:

•	our ability to meet or exceed the expectations of analysts or investors;

•	changes in our own forecasts or earnings estimates by analysts;

•	quarter-to-quarter variations in our operating results;

•	announcements regarding clinical activities or new products by our competitors or us;

•	general conditions in the healthcare IT industry;

•	governmental regulatory action and healthcare reform measures, including changes in reimbursement rates for imaging procedures;

•	rumors about our performance or software solutions;

•	price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many software, healthcare and technology companies; and

•	general economic conditions.
     In addition, the market for our Common Stock may experience price and volume fluctuations unrelated or disproportionate to our operating performance.
     Anti-takeover provisions in our governing documents and under Wisconsin law and our shareholders’ rights plan could make an acquisition of us, which may be beneficial to our shareholders, more difficult— Our Articles of Incorporation and our Amended and Restated Bylaws contain provisions that may delay, defer, or inhibit a future acquisition of us not approved by our Board of Directors. These provisions would likely encourage any person interested in acquiring us to negotiate with, and obtain the approval of, our Board of Directors in connection with the transaction. Our Articles of Incorporation authorize our Board of Directors to issue shares of preferred stock in one or more series with such dividend rights, dividend rate, conversion, voting, and other rights, preferences, privileges, and restrictions as the Board determines, without any further vote or action by our shareholders. Pursuant to these provisions, in September 2006, we implemented a shareholders’ rights plan, also commonly called a “poison pill,” that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our Board of Directors. See “Description of Capital Stock” for information regarding our shareholder rights plan. The rights of the holders of our Common Stock will be subject to, and may be harmed by, the rights of the holders of the preferred share purchase rights and any preferred stock that may be issued in the future. We are also subject to the provisions of Wisconsin law that could have the effect of delaying, deferring, or preventing a change of control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our Common Stock.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference certain statements that are not historical facts, including statements that reflect our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of terms such as “believes,” “intends,” “anticipates,” “expects,” “will” and similar expressions, but such terms and expressions are not the exclusive means of identifying them. These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual growth, results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, without limitation, those matters discussed in the section of this prospectus captioned “Risk Factors” above, in any prospectus supplement and in any of the documents incorporated by reference. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update these factors or any of the forward-looking statements to reflect future events, developments or changed circumstances, or for any other reason.
USE OF PROCEEDS
     The Common Stock offered in this prospectus will be issued in exchange for the exchangeable shares and accordingly, we will receive no cash proceeds from this offering.
MATERIAL UNITED STATES AND
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Material Canadian Federal Income Tax Considerations
     In the opinion of Stikeman Elliott LLP, our Canadian counsel, the following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada), which we refer to in this section as the “Canadian Tax Act,” relating to the transaction that are applicable to holders of exchangeable shares who, for purposes of the Canadian Tax Act and at all relevant times, hold their exchangeable shares and will hold our Common Stock as capital property and deal at arm’s length and are not and will not be affiliated with Merge Healthcare, Merge Holdings or ExchangeCo. This summary does not apply to a holder of exchangeable shares with respect to whom we are or will be a foreign affiliate within the meaning of the Canadian Tax Act.
     The exchangeable shares and our Common Stock will generally be considered to be capital property to a shareholder unless held in the course of carrying on a business, in an adventure in the nature of trade or as “mark-to-market property” for purposes of the Canadian Tax Act. Shareholders who do not hold exchangeable shares and/or our Common Stock as capital property should consult their own tax advisors regarding their particular circumstances, as this summary does not apply to such holders.
     This summary is based on the Canadian Tax Act, the regulations thereunder and counsel’s understanding of published administrative practices and policies of the Canada Revenue Agency, which we refer to in this section as the “CRA,” all in effect as of the date of this prospectus. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereto publicly announced by or on behalf of the Department of Finance (Canada) prior to the date of this prospectus. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described herein.
     This summary does not take into account the potential application to certain “financial institutions” (as that term is defined in section 142.2 of the Canadian Tax Act) of the “mark-to-market” rules.
THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN YOUR PARTICULAR CIRCUMSTANCES.
     For the purposes of the Canadian Tax Act, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.
Dividends on Exchangeable Shares
     In the case of a Canadian resident holder of exchangeable shares who is an individual, dividends received or deemed to be received by the holder on exchangeable shares will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.
     In the case of a Canadian resident holder of exchangeable shares that is a corporation, other than a “specified financial institution,” dividends received or deemed to be received by the holder on exchangeable shares will be included in computing the holder’s income and, subject to the special rules and limitations described below, will normally be deductible in computing its taxable income.
     A Canadian resident holder of exchangeable shares that is a “private corporation” (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/ 3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the holder’s taxable income. A holder of exchangeable shares that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax of 6 2 / 3 % on dividends or deemed dividends on exchangeable shares that are not deductible in computing the holder’s taxable income.
     In the case of a Canadian resident holder of exchangeable shares that is a “specified financial institution,” dividends on such shares will not be deductible in computing its taxable income unless either: (i) the specified financial institution did not acquire the exchangeable shares in the ordinary course of the business carried on by the specified financial institution; or (ii) at the time of the receipt of the dividend by the specified financial institution, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the Toronto Stock Exchange) and the specified financial institution (together with persons with whom it does not deal at arm’s length, and any partnership or trust of which the specified financial institution or such person is a member or beneficiary, respectively), does not receive and is not deemed to receive dividends in respect of more than 10% of the issued and outstanding exchangeable shares. A corporation will, in general, be a specified financial institution for purposes of the Canadian Tax Act if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm’s length or the purchasing of debt obligations issued by such persons or a combination thereof, a prescribed corporation, or a corporation controlled by or related to such entities.
     If we (or any person with whom we do not deal at arm’s length) are a specified financial institution at the time a dividend is paid on an exchangeable share, then, subject to the exemption described below, dividends received or deemed to be received by a Canadian resident holder of the exchangeable share that is a corporation will not be deductible in computing its taxable income. This denial of the dividend deduction to a corporate holder will not apply if, at the time a dividend is received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), we are related to ExchangeCo for the purposes of the Canadian Tax Act, and the recipient of the dividend (together with persons with whom the recipient does not deal at arm’s length and any partnership or trust of which the recipient or such person is a member or beneficiary, respectively) does not receive, and is not deemed to receive, dividends on more than 10% of the issued and outstanding exchangeable shares.
     The exchangeable shares are “taxable preferred shares” and “short-term preferred shares” for the purposes of the Canadian Tax Act. A Canadian resident holder of exchangeable shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act.
Dividends on Our Common Stock
     In the case of a Canadian resident holder of shares of our Common Stock who is an individual, dividends received or deemed to be received by the holder on such shares will be included in computing the holder’s income and will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. In the case of a Canadian resident holder of our Common Stock that is a corporation, dividends received or deemed to be received by the holder on such shares will be included in computing the holder’s income and generally will not be deductible in computing the holder’s taxable income. A holder of shares of our Common Stock that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2 / 3 % on such dividends.

     United States non-resident withholding tax on dividends on shares of our Common Stock generally will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act, subject to certain limitations.
Redemption, Retraction or Exchange of Exchangeable Shares
     A holder of exchangeable shares cannot control whether such holder will receive our Common Stock by way of redemption (or retraction) of the exchangeable shares by ExchangeCo or by way of purchase of the exchangeable shares by Merge Holdings. However, a holder who exercises the right of retraction will be notified if Merge Holdings will not exercise its retraction call right, and if such holder does not wish to proceed, the holder may revoke its retraction request. As described below, the Canadian federal income tax consequences of a redemption (or retraction) differ from those of a purchase.
Redemption or Retraction by ExchangeCo
     On the redemption (or retraction) of exchangeable shares by ExchangeCo, a Canadian resident holder of the exchangeable shares will be deemed to receive a dividend equal to the amount, if any, by which the redemption (or retraction) proceeds (i.e. the fair market value at that time of the shares of our Common Stock received by the holder of the exchangeable shares from ExchangeCo on the redemption or retraction) exceeds the paid-up capital (for purposes of the Canadian Tax Act) at the time of the redemption (or retraction) of the exchangeable shares. The amount of any such dividend and/or deemed dividend will be subject to the tax treatment described above under “Dividends on Exchangeable Shares.” On the redemption (or retraction) of exchangeable shares, the holder of the exchangeable shares will also be considered to have disposed of the exchangeable shares for proceeds of disposition equal to the redemption (or retraction) proceeds (determined as described above) less the amount of such deemed dividend. The holder of the exchangeable shares redeemed (or retracted) will, in general, realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the exchangeable shares immediately before redemption (or retraction) is less than (or exceeds) such proceeds of disposition. See “Taxation of Capital Gain or Capital Loss” below for a description of the tax treatment of capital gains and losses. In the case of a holder of exchangeable shares that is a corporation, in some circumstances, the amount of any deemed dividend arising on redemption (or retraction) may be treated as proceeds of disposition and not as a dividend.
Exchange with Merge Holdings
     On the exchange of exchangeable shares by a Canadian resident holder with Merge Holdings for our Common Stock, the holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the exchangeable shares exceed (or are less than) (i) the adjusted cost base to the holder of the exchangeable shares immediately before the exchange, and (ii) any reasonable costs of disposition. For these purposes, the proceeds of disposition will be the fair market value at that time of the shares of our Common Stock received by the holder of the exchangeable shares from Merge Holdings on the exchange. See “Taxation of Capital Gain or Capital Loss” below for a description of the tax treatment of capital gains and losses.
     In the February 23, 2005, budget, the Department of Finance (Canada) indicated that it intended to release a detailed proposal for future amendments to the Canadian Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a foreign corporation on a tax-deferred basis. This proposal reiterated statements made by the Department of Finance in 2000, 2003 and 2004. It is possible that the proposed amendments, if enacted into law, could, from the time any such change takes effect, allow a Canadian resident holder of exchangeable shares to exchange such shares for our Common Stock on a tax-deferred basis. However, as of the date hereof the Department of Finance has not released any draft legislation or details regarding the requirements for the tax-deferred share exchange, and there are no assurances that the requirements could be satisfied in the circumstances or that the proposed amendments will be enacted.
Disposition of Exchangeable Shares other than on Redemption or Exchange
     A disposition or deemed disposition of exchangeable shares by a Canadian resident holder, other than on a redemption (or retraction) by ExchangeCo or an exchange of the shares with Merge Holdings, will generally result in a capital gain (or capital loss) in an amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to the holder of such shares immediately before the disposition, and (ii) any reasonable costs of disposition. See “Taxation of Capital Gain or Capital Loss” below for a description of the tax treatment of capital gains and losses.
Acquisition and Disposition of Our Common Stock
     The cost of a share of our Common Stock received by a Canadian resident holder of exchangeable shares on the redemption, retraction or exchange of exchangeable shares will be equal to the fair market value of the share of our Common Stock at the time of such event and will be averaged with the adjusted cost base of any other shares of our Common Stock held at that time by such holder as capital property.
     A disposition or deemed disposition of shares of our Common Stock by a Canadian resident holder will generally result in a capital gain (or capital loss) in an amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to the holder of such shares immediately before the disposition, and (ii) any reasonable costs of disposition. See “Taxation of Capital Gain or Capital Loss” below for a description of the tax treatment of capital gains and losses.
Taxation of Capital Gain or Capital Loss
     One-half of any capital gain (the “taxable capital gain”) realized by a Canadian resident shareholder will be included in the holder’s income for the year of disposition. One-half of any capital loss realized (the “allowable capital loss”) may be deducted by the holder against taxable capital gains realized by the holder for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.
     Capital gains realized by a Canadian resident holder that is an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A holder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2 / 3 % on taxable capital gains.
     If the Canadian resident holder of an exchangeable share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of any such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns an exchangeable share, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.
Foreign Property Information Reporting
     In general, a “specified Canadian entity,” as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of “specified foreign property,” as defined in the Canadian Tax Act, at any time in the year or fiscal period exceeds CDN$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares and shares of our Common Stock are specified foreign property to a holder. Accordingly, holders of exchangeable shares and shares of our Common Stock should consult their own advisors regarding compliance with these rules.
Proposed Tax Amendments Regarding Foreign Investment Entities
     On November 22, 2006, Bill C-33 to amend the Canadian Tax Act, including proposals relating to “foreign investment entities”, received its First Reading in the House of Commons. The proposed legislation (referred to in this Prospectus as the “FIE proposals”) is generally applicable for taxation years of taxpayers commencing after 2006. If the FIE proposals are enacted as proposed, where a Canadian resident holds shares, other than shares that are an “exempt interest,” in a corporation that constitutes a “foreign investment entity” (as such terms are defined in the FIE proposals) at the corporation’s year end, or a property, other than property that is an “exempt interest,” that is convertible into, exchangeable for, or a right to acquire, directly or indirectly, such shares (such shares and property being referred to in the FIE proposals as a “participating interest”), the Canadian resident generally will be required to either (i) include in its income for its taxation year that includes the foreign investment entity’s year end an amount determined as a prescribed percentage of such Canadian resident’s “designated cost” for the shares at the end of each month ending in the Canadian resident’s taxation year during which the shares were held by the Canadian resident, or (ii) in certain circumstances, include in (or deduct from) its income on an annual basis any increase (or decrease) in the value of that interest.
     Merge Healthcare will not be a foreign investment entity at the end of a particular taxation year if, at that time, the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property, or if, throughout that taxation year, its principal undertaking is not an “investment business,” within the meaning of these terms in the FIE proposals. The determination of whether Merge Healthcare is a foreign investment entity must be made on an annual basis at the end of each taxation year of Merge Healthcare and no assurance can be given that Merge Healthcare will not be a foreign investment entity at the end of any of its taxation years. You should consult your own tax advisor in this respect.
     In any event, the FIE proposals will not apply to you for a particular taxation year if at the end of the taxation year of Merge Healthcare that ends in that particular taxation year, the exchangeable shares are an “exempt interest” to you. The exchangeable shares will constitute an “exempt interest” to you at a particular time if, throughout the period, in Merge Healthcare’s taxation year that includes that time, during which you held the exchangeable shares:
(i)	the exchangeable shares are shares of the capital stock of a corporation resident in Canada;

(ii)	the exchangeable shares would not be a participating interest if they were not convertible into, exchangeable for or a right to acquire shares of the capital of a non-resident corporation; and

(iii)	the exchangeable shares are convertible into, exchangeable for, or a right to acquire only property that, if the conversion, exchange or right were exercised by you at that time, would be a share of the capital stock of a non-resident corporation that is at that time an “exempt interest” to you.
     The common stock acquired by you on a retraction, redemption or exchange of exchangeable shares would constitute an “exempt interest” to you at any time if it is reasonable to conclude that you have no “tax avoidance motive” (within the meaning of the FIE proposals) in respect of the common stock, and:
(i)	throughout the period, in Merge Healthcare’s taxation year that includes that time, during which you would hold the common stock;
(A)	the common stock is an “arm’s length interest” (within the meaning of the FIE proposals) to you;

(B)	Merge Healthcare is resident in a country in which there is a prescribed stock exchange (which currently includes the NASDAQ); and

(C)	the common stock is listed on a prescribed stock exchange (which currently includes the NASDAQ), or
(ii)	both:
(A)	through that period, Merge Healthcare:
(1)	is governed by the laws of a country with which Canada has entered into a tax treaty (which currently includes the United States);

(2)	exists, was formed or organized, or was last continued, under those laws; and

(3)	while it is governed by the laws of a country, is, under the tax treaty with that country, resident in that country; and

(B)	throughout that period, the common stock would be an “arm’s length interest” to you.
     The determination of whether you will have a tax avoidance motive in respect of our Common Stock within the meaning of the FIE proposals will depend upon your particular circumstances. You should consult your own tax advisors in this respect. At any time, our Common Stock will qualify for purposes of the FIE proposals as an arm’s length interest to you, provided that (i) it is reasonable to conclude that there are at least 150 persons each of which holds at that time common stock having a total fair market value of at least CDN$500, (ii) it is reasonable to conclude that common stock can normally be acquired and sold by members of the public in the open market, and (iii) the aggregate fair market value at that time of the common stock held by you, or an entity or individual with whom you do not deal at arm’s length, does not exceed 10% of the fair market value of all of the common stock held by any entity or individual at that time. No assurances can be given that our Common Stock will qualify as an arm’s length interest at any particular time.
Material United States Federal Income Tax Considerations
     The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our Common Stock under current United States federal income and estate tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold our Common Stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, certain U.S. expatriates, dealers in securities or currencies and persons in special situations, such as those who hold our Common Stock or exchangeable shares as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those non-U.S. Holders who are the original owners of our Common Stock issued in exchange for exchangeable shares and who hold such Common Stock and held such exchangeable shares as capital assets. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), the Treasury Department regulations promulgated thereunder (the Treasury Regulations) and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.
Prospective acquirers of our Common Stock are urged to consult their tax advisors concerning the United Sates federal tax consequences of acquiring, owning and disposing of our Common Stock, as well as the application of state, local and foreign income and other tax laws.
     As used herein, a U.S. Holder means a holder of our Common Stock or exchangeable shares that is for United States federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) was in existence on August 20, 1996, was properly treated as a domestic trust under the Code on August 19, 1996 and has a valid election in effect under applicable United States Treasury Regulations to continue to be treated as a United States person. A “Non-U.S. Holder” is a holder of our Common Stock or exchangeable shares that is not a U.S. Holder. If a partnership holds our Common Stock or exchangeable shares, the tax treatment of each partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our Common Stock or exchangeable shares should consult their tax advisors.
EACH HOLDER IS ADVISED TO CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE OF THE EXCHANGEABLE SHARES FOR SHARES OF OUR COMMON STOCK AND THE RESULTING INVESTMENT IN SUCH SHARES.

Exchangeable Shares
Sale or Exchange of Exchangeable Shares
     A non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized for United States federal income tax purposes on the exchange of exchangeable shares for our Common Stock, unless such gain is effectively connected with a United States trade or business of the non-U.S. holder (or, if a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States) or, in the case of gain recognized by an individual non-U.S. holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, unless otherwise specified by an applicable income tax treaty between the United States and the country of residence of the non-U.S. holder. In the case of a corporate non-U.S. holder whose gain is effectively connected with the conduct of a trade or business within the United States or attributable to a permanent establishment in the United States, an additional “branch profits” tax may apply. See the discussion under “Our Common Stock—Sale or Exchange of Our Common Stock” below for a description of the consequences if we are a “USRPHC” (as defined below).
Our Common Stock
Dividends on Our Common Stock
     Dividends paid to a non-U.S. holder of our Common Stock will generally be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States or (b) if a tax treaty applies, attributable to a United States permanent establishment of the non-U.S. holder, in which case the dividend will be taxed at ordinary United States federal income tax rates. A non-U.S. holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the United States withholding tax described above. Generally, the right to treaty benefits is established by filing an IRS Form W-8 BEN (or an appropriate substitute), and an exemption from withholding attributable to non-U.S. holder having a United States trade or business is obtained by filing an IRS Form W-8 ECI (or an appropriate substitute). Under the Canada United States Income Tax Convention, a maximum withholding tax rate of 15% applies to dividends from United States sources distributed to residents of Canada entitled to benefits of such tax convention. If the non-U.S. holder is a corporation, any effectively connected income or income attributable to a permanent establishment may be subject to an additional “branch profits tax.”
Sale or Exchange of Our Common Stock
     A non-U.S. holder generally will not be subject to United States federal income or withholding tax in respect of any gain recognized on the sale or other disposition of our Common Stock unless (a) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder, or if a tax treaty applies, is attributable to a permanent establishment in the United States of the non-U.S. holder; (b) in the case of a non-U.S. holder who is an individual, the non-U.S. holder is present in the United States for 183 (one hundred eighty three) or more days during the taxable year of the sale or other disposition and certain other conditions are satisfied; or (c) we are or have been a “U.S. real property holding corporation” (“USRPHC”) for United States federal income tax purposes at some time during the five year period preceding such sale or other disposition (or if shorter, the period that the non-U.S. holder held those shares) (the “USRPHC Period”), as discussed below. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax in the case of (a) above.
     A USRPHC is a corporation organized under the laws of the United States or any state thereof 50% or more of the fair market value of the assets of which (including assets held indirectly through subsidiaries) consist of United States real property interests. We do not believe that we are a USRPHC for United States federal income tax purposes, and we do not presently anticipate becoming one. If we were determined to be a USRPHC at any time during the USRPHC Period, a non-U.S. holder who owned (actually or constructively) more than 5% of our Common Stock at any time during such period would generally be subject to United States federal income tax on any gain recognized on the sale or other disposition of the Common Stock at ordinary income tax rates as if such gain were effectively connected with the conduct of a United States trade or business (although the branch profits tax would not apply). Furthermore, if we were a USRPHC at any time during the USRPHC Period, a non-U.S.

holder who owned (actually or constructively), during such period, exchangeable shares with a fair market value in excess of 5% of the fair market value of our outstanding Common Stock (determined at the time that the non-U.S. holder first acquired such exchangeable shares) would generally be subject to United States federal income tax on any gain recognized on such sale or other disposition of such exchangeable shares at ordinary income tax rates as if such gain were effectively connected with the conduct of a United States trade or business (although the branch profits tax would not apply). A non-U.S. holder who owns (actually or constructively) more than 5% of our Common Stock should consult its tax advisor concerning the United States federal income tax consequences to it if we were determined to be a USRPHC.
United States Federal Estate Tax
     Our Common Stock held by (or deemed held by) an individual non-U.S. holder at the time of death will be included in that holder’s gross estate for U.S. federal estate tax purposes
Backup Withholding and Information Reporting
     In general, information reporting requirements may apply to the amount of dividends paid to a holder of Merge Common Stock or exchangeable shares or to the proceeds received by a holder from the sale or exchange of Merge Common Stock, exchangeable shares or Cedara common shares. Backup withholding may be imposed (currently at 28% on the above payments or proceeds) unless the holder is eligible for an exemption. A holder that is not otherwise exempt from backup withholding generally can avoid backup withholding by providing an IRS Form W-9 (in the case of a U.S. holder) or applicable IRS Form W-8 (in the case of a non-U.S. holder). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.
     In addition, the American Jobs Creation Act of 2004 added new Section 6043A to the United States Internal Revenue Code which, when implemented by regulations, will require the issuance of informational reports which will include the identities of persons whose Cedara common shares were acquired together with the value of the consideration received by each. Until regulations are issued, it is impossible to determine the scope of the reporting obligation that will be imposed under this new provision.
PLAN OF DISTRIBUTION
     The Common Stock offered in this prospectus will be issued in exchange for exchangeable shares. We have not engaged any broker, dealer or underwriter in connection with this offering. The exchangeable shares were issued to certain shareholders of Cedara Software Corp. who are Canadian residents, in connection with our business combination with Cedara Software Corp. We will pay all expenses related to the distribution of the shares of Common Stock offered in this prospectus.
DESCRIPTION OF CAPITAL STOCK
     Our Articles of Incorporation authorize us to issue 105,000,000 shares of capital stock, of which 100,000,000 shares are designated Common Stock, 1,000,000 shares are designated Series A preferred stock, 1,000,000 shares are designated Series B Junior Participating preferred stock, one share is designated Special Voting preferred stock, one share is designated Series 2 Special Voting preferred stock, one share is designated Series 3 Special Voting preferred stock, and 2,999,997 shares are designated preferred stock. As of May 22, 2007, we had 32,204,035 shares of Common Stock and one share of Series 3 Special Voting preferred stock issued and outstanding.
Common Stock
     Holders of our Common Stock are entitled to one vote per share of Common Stock beneficially owned on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of any class or classes are enlarged, limited or denied by our Articles of Incorporation or the Wisconsin Business Corporation Law. The Common Stock does not have cumulative voting rights. Directors are elected by a plurality of the votes cast by the share entitled to vote in the election of directors at any meeting of shareholders at which a quorum is present. The Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends out of assets legally available at such times, and in such amounts, as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to our shareholders. Under our Amended and Restated By-laws, a majority of votes entitled to be cast on a matter will constitute a quorum of the voting group for action on that matter. Generally, action on a matter will be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action. However, under the Wisconsin Business Corporation Law, certain actions require enhanced approval by a supermajority of eighty percent or two-thirds of all outstanding shares entitled to vote, and certain actions require a majority of all outstanding shares entitled to vote. See “Wisconsin Anti-takeover Statutes” below. All of the outstanding shares of our Common Stock are, and the shares to be issued by us as part of this offering when issued and paid for will be, fully paid and nonassessable.
Preferred Stock and Other Rights
     Our Board of Directors may, without further action by our stockholders, from time to time, issue shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series. On September 6, 2006, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of our Common Stock and each outstanding exchangeable share. Each preferred share purchase right entitles the registered holder to purchase from us one one-hundredth of a share of our Series B Junior Participating preferred stock (the “Preferred Shares”) at a price of $50.00 per one one-hundredth of a preferred share, subject to adjustment (the “Purchase Price”). The description and terms of the preferred share purchase rights are set forth in a Rights Agreement (the “Rights Agreement”), between us and American Stock Transfer & Trust Co., as Rights Agent (the “Rights Agent”).
     Under the Rights Agreement, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than us, our subsidiary or our employee benefit plan or that of our subsidiary) (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of our outstanding Common Stock (the “Shares Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than us, our subsidiary or our employee benefit plan or that of our subsidiary) of 15% or more of such outstanding Common Stock (the earlier of such dates being called the “Distribution Date”), the preferred share purchase rights are evidenced, with respect to any of the Common Stock certificates outstanding as of the September 25, 2006, by such Common Stock certificate.
     Until the Distribution Date, the preferred share purchase rights will be transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the preferred share purchase rights), new Common Stock certificates issued upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the preferred share purchase rights), the surrender for transfer of any certificates for Common Stock, outstanding as of September 25, 2006, even without such notation, will also constitute the transfer of the preferred share purchase rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the preferred share purchase rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the preferred share purchase rights.
     The preferred share purchase rights are not exercisable until the Distribution Date. The preferred share purchase rights will expire on October 2, 2016 (the “Final Expiration Date”), subject to extension, unless the Rights are earlier redeemed or exchanged by us, in each case as described below.
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the preferred share purchase rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding preferred share purchase rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     Because of the nature of the Preferred Shares’ dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each preferred share purchase right should approximate the value of one share of Common Stock.
     In the event that any person becomes an Acquiring Person (a “Flip-In Event”), each holder of a preferred share purchase right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances cash, property or other securities of us or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.
     In the event that, at any time following the Shares Acquisition Date, (i) we are acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by us, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Stock having an equivalent value.
     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, our Board of Directors may exchange the preferred share purchase rights (other than preferred share purchase rights owned by any Acquiring Person which have become void), in whole or in part, for Common Stock or Preferred Shares, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).
     At any time prior to a person becoming an Acquiring Person, our Board of Directors may redeem the preferred share purchase rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the preferred share purchase rights, the right to exercise the preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the Redemption Price.
     Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date of the preferred share purchase rights, the terms of such rights may be amended by our Board of Directors without the consent of the holders of the preferred share purchase rights, including an amendment to lower the threshold for exercisability of the preferred share purchase rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of shares of Common Stock then outstanding equal to, or in excess of, the new threshold, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the preferred share purchase rights.
     Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as our shareholder, including, without limitation, the right to vote or to receive dividends.
     In June 2005, we issued one share of Series 3 Special Voting Preferred Stock to Computershare Trust Company of Canada (“Computershare”), which serves as a trustee in voting matters on behalf of the holders of ExchangeCo exchangeable shares. The holder of the Series 3 Special Voting Preferred Stock is not entitled to receive dividends with respect to such preferred stock, and upon any voluntary or involuntary liquidation, dissolution or winding up of us, will be entitled to receive an amount equal to $0.01 before any distribution is made on our Common Stock. The Series 3 Special Voting Preferred Stock is not subject to redemption, except that at such time as no ExchangeCo exchangeable shares are outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any ExchangeCo exchangeable shares to any person exist, the Series 3 Special Voting Preferred Stock will automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Pursuant to the terms of the Voting and Exchange Trust Agreement dated June 1, 2005, among us, ExchangeCo and Computershare, as trustee, which is filed as Exhibit 99.2 to the registration statement of which this prospectus is a part, (1) during the term of the Trust Agreement, we may not, without the consent of the holders of the exchangeable shares, issue any shares of our Series 3 Special Voting Preferred Stock in addition to the one share issued to the Trustee (the “Series 3 Special Voting Share”), (2) the Series 3 Special Voting Share entitles the holder of record to a number of votes at meetings of holders of shares of our Common Stock equal to the number of exchangeable shares outstanding from time to time (other than the exchangeable shares held by us and our affiliates), (3) the Trustee will exercise the votes held by the Series 3 Special Voting Share pursuant to and in accordance with the Trust Agreement, and (4) the voting rights attached to the Special 3 Voting Share will terminate pursuant to, and in accordance with, the Trust Agreement.
Exchangeable Shares
     The following summary is qualified in its entirety to the Plan of Arrangement under Section 182 of the Ontario Business Corporations Act for the Merger Agreement among us, Cedara Software Corp. and Corrida, Ltd. dated January 17, 2005, and the Voting and Exchange Trust Agreement, which are filed as Exhibit 99.1 and Exhibit 99.2 to the registration statement of which this prospectus is a part. We urge you to read the full text of the Plan of Arrangement and the Voting and Exchange Trust Agreement.
ExchangeCo Share Capital
     ExchangeCo’s authorized capital includes an unlimited number of common shares. All outstanding common shares of ExchangeCo are held by Merge Holdings. The holders of common shares of ExchangeCo are entitled to receive notice of and to attend all meetings of the shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of ExchangeCo. Subject to the prior rights of the holders of the exchangeable shares or any other shares ranking senior to the common shares of ExchangeCo with respect to priority in the payment of dividends, the holders of common shares of ExchangeCo are entitled to receive such dividends as may be declared by the board of directors of ExchangeCo out of legally available funds. Holders of common shares of ExchangeCo are entitled upon any liquidation, dissolution or winding-up of ExchangeCo, subject to the prior rights of the holders of the exchangeable shares or any other shares ranking senior to the ExchangeCo common shares, to receive the remaining property and assets of ExchangeCo.
     ExchangeCo’s capital also includes an unlimited number of non-voting preference shares. Subject to the prior rights of the holders of any shares ranking senior to the preference shares, the registered holders of the preference shares are entitled to receive, and ExchangeCo shall pay to such holders as and when declared by the directors out of the moneys of ExchangeCo properly applicable to the payment of dividends, non-cumulative preferential cash dividends at the rate of 6% per year (less any tax required to be withheld by ExchangeCo) per share in each fiscal year. On a liquidation, dissolution or winding-up of ExchangeCo the holders of the preference shares are entitled to receive, an amount equal to $1,000 per share plus any accrued and unpaid dividends. All outstanding preference shares are held by Merge Holdings.

Retraction of Exchangeable Shares
     Subject to the overriding right of Merge Holdings to purchase the exchangeable shares, as described below, holders of exchangeable shares are entitled at any time to retract (i.e., require redemption by ExchangeCo, the issuer of the exchangeable shares) any or all of the exchangeable shares held by such holder for an amount per share equal to the sum of (1) the current market price of a share of our Common Stock on the last business day prior to the date of redemption, to be satisfied by the delivery of one share of our Common Stock (subject to adjustment in certain circumstances), and (2) all declared and unpaid dividends, if any. The current market price is defined as the Canadian dollar equivalent of the average of the closing bid and asked prices of our Common Stock for the 20-day trading period ending not more than three trading days before such date on the NASDAQ. Holders of exchangeable shares may effect such retraction by presenting properly completed documents (including the certificate for such shares) to ExchangeCo or Computershare.
     When a holder requests ExchangeCo to redeem retracted exchangeable shares, Merge Holdings will have an overriding right to purchase on the date of retraction all, but not less than all, of the retracted exchangeable shares, at a purchase price per share equal to the current market price, as defined, of a share of our Common Stock on the last business day prior to the date of redemption, to be satisfied by the delivery of one share of our Common Stock, plus, on the designated payment date therefor, to the extent not paid by ExchangeCo, all declared and unpaid dividends, if any. To the extent that Merge Holdings pays such declared and unpaid dividends, ExchangeCo is no longer be obligated to pay such declared and unpaid dividends on such retracted exchangeable shares. Upon receipt of a retraction request, ExchangeCo will immediately notify Merge Holdings. Merge Holdings must then advise ExchangeCo within five business days as to whether it will exercise its right to purchase the retracted exchangeable shares. If Merge Holdings does not so advise ExchangeCo, ExchangeCo will notify the holder as soon as possible thereafter that Merge Holdings will not exercise its right to purchase. If Merge Holdings advises ExchangeCo that it will exercise its right to purchase the retracted exchangeable shares, then, provided the holder does not revoke its request for retraction in the manner described below, the retraction request will be considered to be an offer by the holder to sell its exchangeable shares to Merge Holdings.
     Cedara Software Corp. shareholders who received exchangeable shares in the arrangement and later request to receive our Common Stock in exchange for their exchangeable shares will not receive our Common Stock until 10 to 15 business days after the retraction request is received. During the 10 to 15 business day period referenced above, the market price of our Common Stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
     A holder may revoke its request for retraction, in writing, at any time prior to the close of business on the business day immediately preceding the date of retraction, in which case the retraction request will be null and void and the revocable offer constituted by the revocation request to sell exchangeable shares to Merge Holdings will be deemed to have been revoked. If the holder does not revoke its retraction request, on the date of retraction, the retracted exchangeable shares will be purchased by Merge Holdings or redeemed by ExchangeCo, as the case may be, in each case as set out above. ExchangeCo or Merge Holdings, as the case may be, will deliver or cause Computershare to deliver:
     (1) the certificates, representing the aggregate number of shares of our Common Stock calculated as described above, registered in the name of the holder or in such other name as the holder may request, and
     (2) if applicable, a check for the aggregate declared and unpaid dividends to the holder at the address recorded in the securities register or at the address specified in the holder’s retraction request or by holding the same for pick up by the holder at the registered office of ExchangeCo or the office of Computershare as specified by ExchangeCo, in each case less any amounts withheld on account of tax required to be deducted and withheld.
     If, as a result of solvency requirements or applicable law, ExchangeCo is not permitted to redeem all retracted exchangeable shares tendered by a holder, and provided Merge Holdings has not exercised its right to purchase such exchangeable shares, ExchangeCo will redeem only those retracted exchangeable shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to such provisions or applicable law, and Computershare, on behalf of the holder of any retracted exchangeable shares not so redeemed by ExchangeCo, will require us to purchase such retracted exchangeable shares on the date of retraction for a purchase price per share of one share of our Common Stock plus, to the extent not paid by ExchangeCo, all declared and unpaid dividends on each exchangeable share on any dividend record date which occurred prior to the date of such purchase.
Early Redemption
     As of May 1, 2007, there were 1,712,983 exchangeable shares outstanding. In certain circumstances, ExchangeCo has the right to require a redemption of the exchangeable shares prior to April 30, 2010. An early redemption may occur upon:
     (1) there being outstanding fewer than 1,321,017 exchangeable shares, or 10% of the number of exchangeable shares issued on the effective date of the transaction (excluding the exchangeable shares held by us and its affiliates);
     (2) the occurrence of a Merge control transaction, which is any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or similar transactions involving us, or any proposal to do so;
     (3) a proposal for an exchangeable share voting event, which is any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of ExchangeCo, other than as outlined in (3), and, for greater certainty, excluding any matter in respect of which holders of exchangeable shares are entitled to vote (or instruct Computershare to vote) under the Voting and Exchange Trust Agreement; or
     (4) the failure to approve or disapprove, as applicable, an exempt exchangeable share voting event, which is any matter in respect of which holders of exchangeable shares are entitled to vote, in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the exchangeable shares and our Common Stock.
     The accidental failure or omission to give any notice of redemption under clauses (1) to (4) will not affect the validity of any such redemption.
     If, prior to April 30, 2010, there are fewer than 1,321,017 exchangeable shares outstanding, the board of directors of ExchangeCo may accelerate the redemption date to a date prior to April 30, 2010 as they may determine, upon at least 60 days’ prior written notice to the holders of exchangeable shares.
     If, prior to April 30, 2010, a Merge control transaction occurs, provided that the board of directors of ExchangeCo determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with such control transaction and that the redemption of all but not less than all of the outstanding exchangeable shares is necessary to enable the completion of such control transaction in accordance with its terms, the board of directors of ExchangeCo may accelerate the date of redemption to such date prior to April 30, 2010 as the board of directors of ExchangeCo may determine, upon such number of days’ prior written notice to the holders of exchangeable shares as the board of directors of ExchangeCo may determine to be reasonably practicable in such circumstances.
     If, prior to April 30, 2010, an exchangeable share voting event is proposed, provided that the board of directors of ExchangeCo has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the exchangeable share voting event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a date of redemption, in any other commercially reasonable manner that does not result in an exchangeable share voting event, the date of redemption shall be the business day prior to the record date for any meeting or vote of the holders of exchangeable shares to consider the exchangeable share voting event and the board of directors of ExchangeCo shall give such number of days’ prior written notice of such redemption to the holders of exchangeable shares as the board of directors of ExchangeCo may determine to be reasonably practicable in such circumstances.
     If, prior to April 30, 2010, an exempt exchangeable share voting event is proposed and the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares, to approve or disapprove, as applicable, the exempt exchangeable share voting event, the date of redemption shall be the business day following the day on which the holders of exchangeable shares failed to take such action.
Redemption of Exchangeable Shares
     Subject to applicable law and the overriding right of Merge Holdings to purchase the exchangeable shares, ExchangeCo will redeem on the date established by the board of directors of ExchangeCo, which date will be no earlier than April 30, 2010, all but not less than all of the then outstanding exchangeable shares for an amount per share equal to the sum of (A) the current market price of a share of our Common Stock on the last business day prior to the date of redemption, to be satisfied by the delivery of one share of our Common Stock, and (B) all declared and unpaid dividends on each exchangeable share held by a holder on any dividend record date which occurred prior to the date of redemption. ExchangeCo will provide written notice of the proposed redemption of the exchangeable shares by ExchangeCo or the purchase of the exchangeable shares by Merge Holdings pursuant to its overriding right to purchase, at least 60 days prior to the date of redemption, or such number of days as the board of directors of ExchangeCo may determine to be reasonably practicable under the circumstances in respect of a date of redemption arising in connection with:
     (1) a Merge control transaction, which is any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or similar transactions involving us, or any proposal to do so;
     (2) an exchangeable share voting event, which is any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of ExchangeCo, other than as outlined in (3), and, for greater certainty, excluding any matter in respect of which holders of exchangeable shares are entitled to vote (or instruct Computershare to vote) under the voting and exchange trust agreement; or
     (3) an exempt exchangeable share voting event, which is any matter in respect of which holders of exchangeable shares are entitled to vote, in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the exchangeable shares and our Common Stock.
     On or after the date of redemption, and provided Merge Holdings has not exercised its right to purchase the exchangeable shares, upon receipt at the office of Computershare or the registered office of ExchangeCo of the certificates representing the exchangeable shares and such other documents as may be required, ExchangeCo will deliver to holders of exchangeable shares an amount per share equal to the current market price, as defined, of a share of our Common Stock on the last business day prior to the date of redemption, to be satisfied by the delivery of one share of our Common Stock, plus all declared and unpaid dividends, if any. ExchangeCo will mail certificates for the applicable number of shares of our Common Stock registered in the name of the holder or such other name as the holder may request and, if applicable, a check for the aggregate amount of such declared and unpaid dividends to the holder at the address of the holder recorded in the securities register or hold the same for pick up by the holder at the registered office of ExchangeCo or the office of Computershare as specified in the written notice of redemption, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom.
     Merge Holdings will have an overriding right to purchase on the date of redemption all, but not less than all, of the exchangeable shares then outstanding (other than exchangeable shares held by us and our affiliates) for an amount per share equal to the current market price of a share of our Common Stock on the last business day prior to the date of redemption, to be satisfied by the delivery of one share of our Common Stock, plus declared and unpaid dividends, if any. Upon the exercise of such right by Merge Holdings, holders will be obligated to sell their exchangeable shares to Merge Holdings. If Merge Holdings exercises such right, ExchangeCo’s right and obligation to pay any declared and unpaid dividends on the exchangeable shares so purchased by Merge Holdings will be fully satisfied.
Purchase for Cancellation
     Subject to applicable law, ExchangeCo may at any time and from time to time purchase for cancellation all or any part of the outstanding exchangeable shares at any price by tender to all the holders of record of exchangeable shares then outstanding or through the facilities of any stock exchange on which the exchangeable shares are listed or quoted at any price per share.

     In addition, subject to applicable law, ExchangeCo may at any time and from time to time purchase for cancellation all or any part of the exchangeable shares by private agreement with any holder of exchangeable shares for consideration consisting of shares of our Common Stock.
Voting Rights with Respect to ExchangeCo
     Except as required by law, under certain circumstances concerning the addition to, amendment or removal of the rights, privileges, restrictions and conditions of the exchangeable shares and the dissolution of ExchangeCo or the sale, lease, exchange of all or substantially all of the property of ExchangeCo, the holders of exchangeable shares are not entitled as such to receive notice of or attend any meeting of shareholders of ExchangeCo or to vote at any such meeting.
Voting Rights with Respect to Us
     We have issued the Series 3 Special Voting Share to Computershare for the benefit of the holders of exchangeable shares (other than us and our affiliates). The Series 3 Special Voting Share has the number of votes, which may be cast at any meeting at which our shareholders are entitled to vote, equal to the number of outstanding exchangeable shares (other than exchangeable shares held by us and our affiliates).
     Each holder of exchangeable shares on the record date for any meeting at which our shareholders are entitled to vote will be entitled to instruct Computershare to exercise one of the votes attached to the Series 3 Special Voting Share for each exchangeable share held by such holder. Computershare will exercise (either by proxy or in person) each vote attached to the special voting share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder of exchangeable shares may, upon instructing Computershare, obtain a proxy from Computershare entitling the holder to vote directly at the relevant meeting the votes attached to the special voting share to which the holder is entitled.
     All rights of a holder of exchangeable shares to exercise votes attached to the Series 3 Special Voting Share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the related rights of Merge Holdings to purchase) of such exchangeable shares for our Common Stock.
Dividend Rights
     Holders of exchangeable shares will be entitled to receive, subject to applicable law, dividends (1) in the case of a cash dividend declared on our Common Stock, in an amount in cash for each exchangeable share corresponding to the cash dividend declared on each share of our Common Stock, (2) in the case of a stock dividend declared on our Common Stock to be paid in our Common Stock, in such number of exchangeable shares for each exchangeable share as is equal to the number of shares of our Common Stock to be paid on each share of our Common Stock, or (3) in the case of a dividend declared on our Common Stock in property other than cash or our Common Stock, in such type and amount of property as is the same as, or economically equivalent to (as determined by ExchangeCo’s board of directors in good faith and in its sole discretion) the type and amount of property declared as a dividend on each share of our Common Stock. Cash dividends on the exchangeable shares are payable in U.S. dollars or the Canadian dollar equivalent thereof, at the option of ExchangeCo. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as the relevant date for the corresponding dividends on our Common Stock.
Liquidation Rights with Respect to ExchangeCo
     In the event of the liquidation, dissolution or winding-up of ExchangeCo or any other proposed distribution of the assets of ExchangeCo among its shareholders for the purpose of winding-up its affairs, each holder of exchangeable shares will have, subject to applicable law, the right to receive from ExchangeCo for each exchangeable share held by such holder an amount equal to the current market price, as defined, of a share of our Common Stock on the last business day prior to the date of liquidation, dissolution or winding-up, to be satisfied by the delivery of one share of our Common Stock, plus all declared and unpaid dividends on each such exchangeable share held by such holder on any dividend record date which occurred prior to the effective date of such liquidation, dissolution or winding-up. Upon the occurrence of such liquidation, dissolution or winding-up, Merge Holdings will have an overriding right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by us and our affiliates) from the holders thereof on the effective date of the liquidation, dissolution or winding-up for an amount per share equal to the current market price of a share of our Common Stock on the last business day prior to the date of liquidation, dissolution or winding-up to be satisfied by the delivery of one share of our Common Stock, plus all declared and unpaid dividends on each such exchangeable share held by such holder on any dividend record date which occurred prior to the effective date of such liquidation, dissolution or winding-up. If Merge Holdings exercises this right and pays the declared and unpaid dividends owing, if any, the right of the holder of the exchangeable shares so purchased to receive declared and unpaid dividends from ExchangeCo will be fully satisfied.
Withholding Rights
     Each of us, ExchangeCo, Merge Holdings and Computershare are entitled to deduct and withhold from any dividends or consideration otherwise payable to any holder of exchangeable shares or our Common Stock such amounts as we, ExchangeCo, Merge Holdings or Computershare is required to deduct and withhold with respect to such payment under the Canadian Tax Act, the Code or any provision of provincial, state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the amount otherwise payable to the holder, we, ExchangeCo, Merge Holdings and Computershare may sell or otherwise dispose of that portion of the consideration as is necessary to provide sufficient funds to us, ExchangeCo, Merge Holdings or Computershare, as the case may be, to enable it to comply with such deduction or withholding requirement. We, ExchangeCo, Merge Holdings or Computershare must notify the holder of any such sale and remit to such holder any unapplied balance of the net proceeds of such sale.
Ranking
     The exchangeable shares are entitled to a preference over the common shares of ExchangeCo and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of ExchangeCo; whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its members for the purpose of winding-up its affairs. The exchangeable shares rank junior to the non-voting preference shares of ExchangeCo described above under “ExchangeCo Share Capital.”
Certain Restrictions
     ExchangeCo will not, without the approval of the holders of exchangeable shares as set forth below under “Amendment and Approval”:
     (1) pay any dividends on the common shares of ExchangeCo, or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares of ExchangeCo or any such other shares ranking junior to the exchangeable shares, as the case may be;
     (2) redeem, purchase or make any capital distribution in respect of common shares of ExchangeCo or any other shares ranking junior to the exchangeable shares;
     (3) redeem or purchase any other shares of ExchangeCo ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or
     (4) issue any exchangeable shares or any other shares of ExchangeCo ranking equally with, or superior to, the exchangeable shares other than by way of stock dividends to the holders of the exchangeable shares.
     The restrictions in paragraphs (1), (2), (3) and (4) above will not apply at any time when the dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on our Common Stock have been declared and paid in full.

Amendment and Approval
     The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders the exchangeable shares. That approval or any other approval or consent to be given by the holders of exchangeable shares will be sufficiently given if given in accordance with applicable law, subject to a minimum requirement that that approval or consent be evidenced by a resolution passed by not less than three-fourths of the votes cast on such resolution at a meeting of the holders of exchangeable shares duly called and held at which holders of at least 25% of the then outstanding exchangeable shares are present or represented by proxy. If no such quorum is present at such meeting within one-half hour after the time appointed for that meeting, then the meeting will be adjourned to such place and time (not less than five days later) as may be designated by the chair of such meeting. At such adjourned meeting, the holders of exchangeable shares present or represented by proxy may transact the business for which the meeting was originally called, and a resolution passed by the affirmative vote of not less than three-fourths of the votes cast on such resolution will constitute the approval or consent of the holders of exchangeable shares.
Exchangeable Share Support Agreement
     The following summary is qualified in its entirety to the Support Agreement dated June 1, 2005, by and among us, Merge Holdings and Exchange Co, which is filed as Exhibit 99.3 to the registration statement of which this prospectus is a part. We urge you to read the full text of the Support Agreement. The Support Agreement provides that for so long as any exchangeable shares (other than exchangeable shares owned by us or our affiliates) remain outstanding:
•	we will not declare or pay dividends on our Common Stock unless (1) ExchangeCo simultaneously declares or pays, as the case may be, an equivalent dividend on the exchangeable shares and (2) ExchangeCo has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment of the equivalent dividend to the holders of exchangeable shares;

•	we will advise ExchangeCo sufficiently in advance of the declaration of any dividend on our Common Stock and take all action reasonably necessary, in cooperation with ExchangeCo, to ensure that the declaration date, record date and payment date for dividends on the exchangeable shares are the same as that for dividends on our Common Stock;

•	we will ensure that the record date for any dividend declared on our Common Stock is not less than 10 business days after the declaration date of that dividend;

•	we will take all actions and do all things reasonably necessary or desirable, in accordance with applicable law:
•	to enable and permit ExchangeCo to pay and otherwise perform its obligations in respect of each issued and outstanding exchangeable share (other than exchangeable shares owned by us or our affiliates) arising (a) upon the liquidation, dissolution or winding-up or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding-up its affairs, (b) in the event of a retraction demand by a holder of exchangeable shares, or (c) upon a redemption of exchangeable shares, including all actions and things that are reasonably necessary or desirable to enable and permit ExchangeCo to deliver shares of our Common Stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends when obligated to do so;

•	to enable and permit Merge Holdings, in accordance with applicable law, to perform its obligations arising upon the exercise by it of its overriding call rights, including all actions and things as are necessary or desirable to enable Merge Holdings to deliver shares of our Common Stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends when obligated to do so; and

•	to ensure that each of us, Merge Holdings and its affiliates will not, exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding-up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding-up its affairs.
     In addition, the Support Agreement provides that we will take all such actions and do all things as are necessary or desirable to cause the shares of our Common Stock that are to be delivered upon exchange of the exchangeable shares to be freely tradeable, including, if necessary, registering shares of our Common Stock under applicable securities laws and maintaining the listing or quotation of our Common Stock for trading on all stock exchanges and quotation systems where the outstanding shares of our Common Stock are then listed and quoted.
     The Support Agreement further provides that, so long as any exchangeable shares (other than those held by us or our affiliates) are outstanding, we will not, without the prior approval of ExchangeCo and the holders of the exchangeable shares:
•	issue or distribute to all or substantially all of the holders of the then outstanding shares of our Common Stock:
•	shares of our Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of our Common Stock) by way of stock dividend or other distribution (other than to holders of our Common Stock who exercise an option to receive those securities in lieu of receiving a cash dividend);

•	rights, options or warrants to subscribe for or purchase any shares of our Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of our Common Stock);shares or other securities of any class other than our Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of our Common Stock);

•	evidences of our indebtedness; or

•	our assets;
•	subdivide, redivide, reduce, consolidate, combine or otherwise change the then outstanding shares of our Common Stock into a different number of shares of our Common Stock; or

•	reclassify or otherwise change our Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting our Common Stock, unless the same or an economically equivalent distribution on or change to, or in the rights of the holders of, exchangeable shares is made simultaneously. We will ensure that the record date for any of the foregoing events (or the effective date if there is no record date) is not less than five business days after the date that we announce the event. The board of directors of ExchangeCo will determine, in good faith and in its sole discretion, “economic equivalence” for these purposes, and its determination, based upon the factors specified in the Support Agreement, will be conclusive and binding.
     Under the Support Agreement, so long as any exchangeable shares (other than those held by us or our affiliates) are outstanding, we and our board of directors are be prohibited from proposing or recommending or otherwise effecting with the consent or approval of our board of directors any tender or share exchange offer, issuer bid, take-over bid or similar transaction with respect to our Common Stock, unless the holders of exchangeable shares (other than us and our affiliates) participate in the transaction to the same extent on an economically equivalent basis as the holders of our Common Stock, without discrimination. In addition, we will use its reasonable efforts expeditiously and in good faith to ensure the holders of the exchangeable share may participate without being required to retract their exchangeable shares or, if so required, to ensure any such retraction shall be effective only upon, and shall be conditional upon, the closing of such transaction and only to the extent necessary to tender or deposit to the transaction.

     In addition, under the Support Agreement, we may not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of our undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation unless (1) the acquiring person or continuing corporation by operation of law becomes bound by the terms and provisions of the Support Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of the transaction, an agreement to evidence the assumption by such person or continuing corporation of our obligations under the Support Agreement, and (2) the rights of the holders of exchangeable shares are substantially preserved and not impaired in any material respect.
     We also agreed that without the prior approval of ExchangeCo and the holders of the exchangeable shares and for so long as any exchangeable shares are owned by any person other than us or our affiliates, we will remain the direct or indirect beneficial owner of all of the outstanding voting shares of ExchangeCo and Merge Holdings.
     Under the Support Agreement, we will not, and will cause our affiliates to not, exercise any voting rights attached to the exchangeable shares owned by us or any of our affiliates on any matter considered at any meeting of holders of exchangeable shares. We also agreed to use our reasonable efforts to ensure that ExchangeCo:
•	maintains a “substantial Canadian presence” within the meaning of the Income Tax Act (Canada) if required to cause the exchangeable shares not to be “foreign property” for purposes of the Income Tax Act (Canada), but only to the extent that the Canadian Tax Act provides limits on the level of foreign property which may be held without penalty; and

•	maintains a listing for the exchangeable shares on the Toronto Stock Exchange.
     With the exception of administrative changes for the purpose of adding covenants that are not prejudicial to the rights and interests of the holders of exchangeable shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of us, ExchangeCo and Merge Holdings are of the opinion that the amendments are not prejudicial to the rights or interests of the holders of exchangeable shares), the Support Agreement may not be amended without the approval of the holders of exchangeable shares.
Limitation of Liability and Indemnification Matters
     Under Section 180.0828 of the Wisconsin Business Corporation Law, a director is not liable to us, our shareholders, or any person asserting rights on behalf of us or our shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the following: (1) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (2) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (3) a transaction from which the director derived an improper personal profit; or (4) willful misconduct. These provisions do not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.
     Our Amended and Restated By-laws also contain provisions that require us to indemnify our directors and officers to the fullest extent permitted by Wisconsin law. Specifically, under Section 180.0851 of the Wisconsin Business Corporation Law, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (1) to the extent such officers or directors are successful in the defense of a proceeding, and (2) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to us and such breach or failure constituted: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Under Section 180.0853 of the Wisconsin Business Corporation Law, upon written request by a director or officer who is a party to a proceeding, we may pay or reimburse his or her reasonable expenses as incurred if the director or officer provides us with (1) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to us, and (2) a written undertaking to repay the allowance and, if required by us, to pay reasonable interest on the allowance to the extent that it is ultimately determined that indemnification is not required and that indemnification is not ordered by a court. Wisconsin law allows a corporation to limit its obligation to indemnify officers and directors by providing so in its articles of incorporation.
     We have directors’ and officers’ liability insurance coverage; however the carriers who issued such coverage may seek to rescind such policies due to the events which are the subject of the shareholders class and derivative lawsuits.
Constituency or Stakeholder Provision
     Under Section 180.0827 of the Wisconsin Business Corporation Law, in discharging his or her duties to us and in determining what he or she believes to be in our best interests of, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.
Wisconsin Anti-takeover Statutes
     Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law (the “Wisconsin Business Combination Statute”) regulate the broad range of “business combinations” between a “resident domestic corporation” (such as us) and an “interested stockholder.” The Wisconsin Business Combination Statute defines a “business combination” to include a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution and certain other transactions involving an “interested stockholder,” defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Section 180.1141 of the Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination, or the acquisition of the stock that resulted in a person becoming an interested stockholder, before such acquisition. Accordingly, the Wisconsin Business Combination Statute’s prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (1) the board of directors approved the acquisition of the stock by the interested stockholder prior to the acquisition date, (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (3) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.
     In addition, the Wisconsin Business Corporation Law provides in Sections 180.1130 to 180.1133 that business combinations involving a “significant shareholder” (as defined below) and a “resident domestic corporation” (such as us) are subject to a two-thirds supermajority vote of shareholders (the “Wisconsin Fair Price Statute”), in addition to any approval otherwise required. A “significant shareholder,” with respect to a resident domestic corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Under Section 180.1131 and Section 180.1132 of the Wisconsin Business Corporation Law, the business combinations described above must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (1) the aggregate value of the per share consideration is equal to the highest of (a) the highest price paid for any shares of the corporation by the significant shareholder either in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher, (b) the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.
     Section 180.1134 of the Wisconsin Business Corporation Law (the “Wisconsin Defensive Action Restrictions”) provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (1) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who, or organization which, owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or (2) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (1) above may have the effect of deterring a shareholder from acquiring shares with the goal of seeking to have us repurchase such shares at a premium over the market price, a situation commonly referred to as “greenmail.”
     Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of resident domestic corporations held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from us or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.
Anti-Takeover Effects of Articles of Incorporation, Bylaw and the Wisconsin Anti-Takeover Statutes
     Our Articles of Incorporation, Amended and Restated By-laws, and the provisions of the Wisconsin Business Corporation Law described above, may delay, defer or inhibit a future acquisition of us that shareholders might consider in their best interest, including takeover attempts that might result in a premium over the market price for the shares held by shareholders.
Issuance of “Blank Check” Preferred Stock and Our Shareholder Rights Plan
     The issuance of preferred stock pursuant to the Board’s authority described above may adversely affect the rights of the holders of our Common Stock. For example, preferred stock issued by us may rank prior to our Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our Common Stock. Accordingly, the ability of our Board of Directors to issue undesignated preferred stock may discourage bids for our Common Stock or may otherwise adversely affect the market price of our Common Stock.
     On September 6, 2006, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of our Common Stock and each outstanding exchangeable share issued by ExchangeCo. The dividend was payable upon the close of business on October 2, 2006, to the shareholders of record at the close of business on September 25, 2006. Each purchase right entitles the registered holder to purchase from us one one-hundredth of a share of our Series B Junior Participating preferred stock, par value $0.01 per share, which the Board designated pursuant to our “blank check” authorization in our Articles of Incorporation, at a price of $50.00 per one one-hundredth of a Series B Junior Participating preferred share, subject to adjustment. A description and terms of the preferred share purchase rights and the Series B Junior Participating preferred stock are set forth in our Current Report on Form 8-K, filed with the SEC on September 6, 2006, and incorporated in this prospectus by reference.
Removal of Directors Only for Cause
     Our Amended and Restated By-laws provide that a director may be removed from office by our shareholders only for “cause”; provided, however, that, if the Board recommends removal of a director, then the shareholders may remove such director without “cause.” As used in the Amended and Restated By-laws, “cause”

exists only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged liable for actions or omissions in the performance of his or her duty to us in a matter which has had a materially adverse effect on our business.
Advance Notice Requirements
     Our Amended and Restated By-laws impose advance notice and informational requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders.
Bylaw Amendments
     Our Amended and Restated By-laws generally permit our Board of Directors to amend, alter or repeal our bylaws, except to the extent otherwise provided therein, without the assent or vote of shareholders.
Wisconsin Law
     The Wisconsin Business Corporation Law statutory provisions referenced above are intended to encourage persons seeking to acquire control of us to initiate such an acquisition through arms-length negotiations with our Board of Directors and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. The measures are also designed to discourage investors from attempting to accumulate a significant minority position in us and then use the threat of a proxy contest as a means to pressure us to repurchase shares of our Common Stock at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of our Common Stock, they could increase the likelihood that incumbent directors will retain their positions and may also have the effect of discouraging a tender offer or other attempt to obtain control of us, even though such attempt might be beneficial to us and our shareholders.
EXPERTS
     Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance on the reports of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses KPMG’s opinion that we did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effects of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management identified and included in management’s assessment material weaknesses relating to an ineffective control environment, revenue recognition, income taxes, business combinations, and the implementation of a new accounting system.
     The audit report covering the 2006 consolidated financial statements contains an explanatory paragraph stating that, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.
LEGAL MATTERS
     The validity of the Common Stock offered in this prospectus is being passed upon for us by Craig D. Apolinsky, Esq., our Vice President and General Counsel. Stikeman Elliott LLP, Toronto, Canada, has advised us with respect to certain Canadian tax matters, and Katten Muchin Rosenman LLP has advised us with respect to certain U.S. federal income tax matters.

INFORMATION WITH RESPECT TO THE REGISTRANT
     All other information required by this item with respect to us is incorporated in this prospectus by reference to: (A) our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 8, 2007; (B) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 9, 2007; (C) our Current Reports on Form 8-K filed with the SEC on January 16, 2007, February 13, 2007, February 28, 2007, March 9, 2007 and April 4, 2007; and (C) our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2007.
ExchangeCo
     ExchangeCo is a direct wholly-owned subsidiary of Merge Holdings. ExchangeCo was incorporated under the Business Corporations Act (Ontario) on January 12, 2005, for the purpose of effecting our business combination with Cedara Software Corp. ExchangeCo’s only material assets are issued and outstanding Cedara Software Corp. common shares. ExchangeCo’s registered office is located at 199 Bay Street, Commerce Court West, Suite 2800, Toronto, Ontario, Canada M5L 1A9.
WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at www.sec.gov.
     The SEC allows us to “incorporate by reference” in the registration statement of which this prospectus is a part other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus automatically updates and supersedes the earlier information. Specifically, we incorporate by reference:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Reports on Form 8-K filed with the SEC on January 16, 2007, February 13, 2007, February 28, 2007, March 9, 2007 and April 4, 2007; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2007.
     The registration statement on Form S-1 of which this prospectus is a part and all of the reports or documents that have been incorporated by reference in the prospectus contained in the Registration Statement but not delivered with the prospectus may be accessed on our web site at www.merge.com under the section captioned “Investor Relations — SEC Filings.” We will also provide without charge upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of such reports or documents. Requests should be directed to:

Merge Technologies Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214
Attention: Investor Relations
(414) 977-4000
shareholderinfo@merge.com